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                 December 29, 2021

       Christopher D. Maher
       President and Chief Executive Officer
       OceanFirst Financial Corp.
       110 West Front Street
       Red Bank, NJ 07701

                                                        Re: OceanFirst
Financial Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed December 23,
2021
                                                            File No. 333-261868

       Dear Mr. Maher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance
       cc:                                              Sven Mickisch, Esq.